Snell & Wilmer L.L.P.
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 Suite 1400
Costa Mesa, California 92626-7689
TELEPHONE: (714) 427-7000
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Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	January 12, 2010

Via Federal Express
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 4631
Attn.: Pamela A. Long, Assistant Director

RE:	CryoPort, Inc.
Registration Statement on Form S-1
Filed on October 6, 2009
File No.: 333-162350

Dear Ms. Long:

On behalf of our client, CryoPort, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated October 15, 2009 to Larry G. Stambaugh, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) which was filed with the Commission on October 6, 2009.  We are enclosing Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed as of January 12, 2010 (the “Amended Registration Statement”).  We are including with the hard copy of this letter a pdf file marked to show changes from the Registration Statement.  For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.  All page numbers refer to the Edgar version of the Amended Registration Statement.

General

1.           We note that on the facing page of the registration statement, you have checked the box indicating that you plan to offer some of the securities on a delayed basis under Rule 415.  Please advise, since you have only reflected the shares being offered in the firm commitment underwritten offering in the registration statement fee table and prospectus.

The Company notes the Commission’s comment and advises the Commission that the securities that the Company plans to offer on a delayed basis under Rule 415 are the shares of the Company’s common stock that are issuable upon exercise of the warrants included in the units.  Please refer to the fourth line of the “Calculation of Registration Fee” table for the Registration Statement, wherein the Company had included 2,395,833 shares of common stock underlying the warrants with a proposed maximum offering price of $12,650,000. Due to an increase in the offering as part of the Amended Registration Statements, the foregoing amounts have been updated in the table contained in the Amended Registration Statement.

2.           Please file the legal opinion required by Item 601(b)(5)(i) of Regulation S-K.  Note that we may have comments on the opinion.

The Company notes the Commission’s comment and advises that the legal opinion required by Item 601(b)(5)(i) of Regulation S-K has been included as Exhibit 5.1 to the Amended Registration Statement.

January 12, 2010

Common Stock Purchase Option, page 57

3.           We note your disclosure on page 57 that the common stock purchase option and its underlying securities have been registered in the registration statement.  However, this is not reflected in the registration statement fee table or elsewhere in the prospectus.  In addition, we note that you refer to an agreement to sell Rodman & Renshaw a warrant elsewhere in the prospectus.  We assume this is the same as the option you refer to here.  Please advise and reconcile inconsistent disclosures in your prospectus.

The Company notes the Commission’s comment and has revised its disclosure on page 66 of the Amended Registration Statement (formerly page 57 of the Registration Statement) to recharacterize the option as a warrant, consistent with the Company’s disclosures elsewhere in the Amended Registration Statement and also to delete the statement that the warrant and the shares of common stock underlying the warrant have been registered in the registration statement.

If you have any questions regarding the Amended Registration Statement or the above, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

Snell & Wilmer

/s/ Mark R. Ziebell
Mark R. Ziebell

cc:           Larry G. Stambaugh
Gregory Sichenzia, Esq.